SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

31 October 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

dlw 11/17

/Announcement/Submission to SEC/MP/at

SEC File No: 82-3622

MASNET No. 18 OF 30.10.2003
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - SingTel Group's unaudited results for the second quarter and half year ended 30 September 2003

Singapore Telecommunications Limited will be announcing its unaudited results for the second quarter and half year ended 30 September 2003 on 6 November 2003, before the start of trading on the Singapore Exchange.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated : 30 October 2003

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 30/10/2003 to the SGX

SEC File No: 82-3622

MASNET No. 10 OF 30.10.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel's broadband network grows to over 200, 000 lines

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR30Oct03.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 30/10/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel's broadband network grows to over 200,000 lines

Year-on-year increase of 109 per cent

Singapore, 30 October 2003 – Singapore Telecommunications Limited (SingTel) today announced that the total number of users on its ADSL network (including those serviced by its wholesale customers) was 219,000 as at 30 September 2003, a 109 per cent increase compared to a year ago (105,000 as at September 2002).

This establishes SingTel's ADSL network as the leader in the broadband market with an estimated share of more than 60 per cent of all broadband users in Singapore.

The increase has been driven mainly by greater awareness of the benefits of broadband and ADSL technology as well as by compelling price plans including the popular JetPack plan offered by SingTel's Internet arm, SingNet.

The 512kbps JetPack plan, at only $19.76 a month, is the lowest volume-based broadband price plan in town. As the market's most affordable entry-level plan, it has enabled a large portion of Internet users in Singapore to enjoy the benefits of high-speed broadband access.

SingNet also introduced a 1,500K bandwidth-on-demand service in July 2003. This service allows broadband users the flexibility to access a 1,500 kbps connection as and when they need it with no subscription cost.

Broadband demand has also been boosted by value-added services such as island-wide high-speed outdoor wireless surfing (*Outdoor Wireless Surf*), home wireless networking solutions (*Home Wireless* Surf) and entertainment-on-demand (*Magix TV*).

Mr Hui Weng Cheong, SingTel's Vice President for Consumer Products, said: "SingTel has made significant gain in the broadband market over the past year. We are pleased that we have clearly established ourselves as the market leader in broadband services.

"We will continue to listen to our customers and introduce innovative services and applications that will add value to the telephone line into every Singapore home, leverage on the latest DSL technologies and bring together the full convenience of access to the Internet and information, anywhere, anytime and from any device.

"We expect continued growth for broadband services as more and more customers realise and appreciate the benefits of faster Internet access."

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SingTel

About SingTel's broadband services

SingTel's broadband services comprise SingNet BroadBand, SingTel Magix and SingTel B-access (a wholesale service).

SingTel uses the ADSL (Asymmetrical Digital Subscriber Line) technology which offers speeds of up to 512 kbps downstream and 256 kbps upstream on a dedicated point-to-point connection. With SingNet's 1500kbps Bandwidth-On-Demand service, users are able to enjoy a dedicated download speed of up to 1,500 kbps as and when it is needed and to pay only for what is used.

ADSL enables users to perform multi-tasks such as web surfing, downloading files, and making a phone call/faxing documents all at the same time, using the same phone line. SingTel customers are able to log in to access both narrowband and broadband Internet services using a single login user-ID.

SEC File No: 82-3622

MASNET No. 7 OF 29.10.2003
Announcement No. 25

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel first in the world to offer GPRS roaming to India

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-29102003.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 29/10/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel first in the world to offer GPRS roaming to India

Customers traveling to India can enjoy seamless mobile data services

Singapore, 29 October 2003 – Singapore Telecommunications Limited (SingTel) today announced that it is the first operator in the world to offer GPRS (General Packet Radio Service) roaming services to India.

SingTel customers who travel to India can continue to enjoy mobile data services on their handsets when they roam on the networks of Bharti Cellular, the largest mobile operator in India. GPRS roaming service is immediately available in New Delhi and will extend to the other Indian cities[1] by the end of the year.

Bharti's mobile customers who travel to Singapore and roam on SingTel's network can also enjoy GPRS roaming services.

GPRS is an 'always-on' service for delivering high speed mobile data across a mobile network. With GPRS roaming, customers will be able to send and receive MMS (Multimedia Messaging), access the Internet as well as other data services and information available at the SingTel's IDEAS portal (www.ideas.com.sg).

Mr Hui Weng Cheong, SingTel's Vice President (Consumer Products), said: "Currently, no other GSM operator in the world has established GPRS roaming with any other Indian operators. SingTel is pleased to be the first operator to have GPRS roaming to India with our regional mobile associate, Bharti.

"India is one of the top roaming destinations for our customers. Similarly, Singapore sees a lot of visitors from India. With GPRS roaming, customers of both SingTel and Bharti can access mobile data services even when they are away from home."

Mr Hui added: "SingTel sees an average of ten per cent growth in its GPRS roaming traffic every month and is among the top operators with the widest GPRS roaming coverage in the world."

SingTel's GPRS and MMS roaming services now cover 69 destinations and 68 networks.

SingTel launched its GPRS service in November 2000 and has 500,000 customers who are GPRS-enabled. Bharti rolled out its GPRS service in March 2003 and has more than 36,000 GPRS customers.

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[1] There are 22 license areas (or telecommunications circles) in India, including Andhra Pradesh, Delhi, Haryana, Karnataka, Kerala, Madhya Pradesh, Punjab and Tamil Nadu.

SingTel

SEC File No: 82-3622

In September 1997, SingTel became the first GSM operator in the world to offer its customers roaming services to India.

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About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 37 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.
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MASNET No. 19 OF 30.10.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Eddy Tan Kah Hock
Date of notice to company:	30/10/2003
Date of change of interest:	08/10/2003
Name of registered holder:	Eddy Tan Kah Hock
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	(20,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.85
No. of shares held before the transaction: % of issued share capital:	49,600
No. of shares held after the transaction: % of issued share capital:	29,600

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: % of issued share capital:		49,600
No. of shares held after the transaction: % of issued share capital:		29,600
Total shares:		29,600

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 30/10/2003 to the SGX